Exhibit 21.1

Subsidiaries of AeroVironment, Inc.

Name	Jurisdiction of Organization
Altoy Savunma Sanayi ve Havacilik Anonim Sirketi*	Turkey
AeroVironment, Inc.	Afghanistan
HAPSMobile, Inc.**	Japan
Pulse Aerospace LLC	Delaware

*   AeroVironment, Inc. has an 85% ownership interest

**   AeroVironment, Inc. has a 7% ownership interest